UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 15, 2010

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES ESTABLISHING ITS REPRESENTATIVE OFFICE IN THE PEOPLE’S REPUBLIC
OF CHINA
Moscow, Russia – March 15, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces establishing its representative office in the People’s Republic of China.
Registration procedure of Mechel OAO representative office in China was completed on March 5, 2010. Mr. Stepan Karapetyan is appointed the head of the representative office located at: Jingguang Center bldg 1 #3310A, Chaoyang
District, Beijing. The office telephone number is: + 86 134 391 88 470.
The representative office will support Mechel’s business in China, cooperate on expansion of Mechel’s business in the country, work directly with Chinese partners, establish new business contacts and perform studies on the market dynamics.
Starting from 2007, Mechel performs successful sales of iron ore concentrate produced by its Korshunov Mining Plant to China and since 2009 coking coal concentrate produced by Yakutugol is supplied to Chinese consumers as well as ferroalloys. Currently volumes of these supplies are being gradually increased.
In 2005 and 2008 between Mechel and China Coal Overseas Development Co.
contracts were signed to purchase new technologies for coal excavation and equipment for Mechel’s Southern Kuzbass Coal Company OAO subsidiary. Moreover,
Mechel signed Memorandum of Intent with Minmetals, one of China’s largest state industrial corporations. In accordance with the Memorandum of Intent the first contract to construct universal rail and structural steel mill at Mechel’s
Chelyabinsk Metallurgical Plant OAO subsidiary has already been signed.
The new representative office is already the third one opened by Mechel in the
Asia-Pacific region. Other representative offices of the company were opened in
South Korea and Japan.
***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F.
These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding
Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 15, 2010	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO